UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

MTS Appoints Alexey Katunin Vice President for Finance

November 24, 2023

Moscow, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a digital ecosystem, announces the appointment of Alexey Katunin as a member of the Management Board and Vice President for Finance, effective December 4. Andrey Kamensky, MTS’s previous Vice President for Finance and member of the Management Board, is leaving the company.

Alexey began his career at MTS as an intern in the Financial Control Department in 2009, when he was a third-year student at Moscow State University. He graduated from the Higher School of Economics with a master’s degree in economics in 2012. He undertook additional training in the Leadership Development Program at the Moscow School of Management SKOLKOVO in 2019. He completed the Harvard Summer School in Strategic Management and Leadership in 2022, and he is currently continuing his studies in management at Harvard University.

In 2011, Alexey became the lead economist in the Commercial Control Department and worked his way up to become the Director of the Functional Control Department. He became MTS’s Controlling Director in 2022, overseeing MTS Group’s operational finance, including financial planning, business analysis and investment portfolio management. He was involved in launching the Company’s digital product management system and coordinating the emergency response program to combat COVID-19.

“We grateful to Andrey Kamensky, who is leaving the Company, for helping MTS grow. As Vice President for Finance for five years, Andrey was heavily involved in financial planning, debt management, dividend policy and other strategic business matters,” said MTS President Vyacheslav Nikolaev. “I have no doubt that, under the expert guidance of our incoming Vice President, Alexey Katunin, we will be able to continue implementing our strategy to improve operational efficiency and further develop our business.”

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For more information, please contact:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

e-mail: ir@mts.ru

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Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s ecosystem providing network-native digital services and largest mobile operator. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including more than 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 4,600 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 12 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 14 million. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: November 24, 2023